October 26, 2007

Patrick C. Henry
Chief Executive Officer
Entropic Communications, Inc.
9276 Scranton Road, Suite 200
San Diego, California 92121

      Re: Entropic Communications, Inc.
             Registration Statement on Form S-1
             Amended October 22, 2007
             File No. 333-144899

Dear Mr. Henry:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Graphics

1.   We note your response to our prior comment 1. You describe in the summary that certain of your products are currently used and others "can potentially be used" in various applications. It is unclear how the prospectus graphics make that distinction.

The Offering, page 6

2.   Please tell us why the certificates formerly representing RF Magic's capital stock have not been surrendered to date. Also tell us the effect of the failure to surrender on the acquisition.

Risk Factors, page 29

3.   With a view toward disclosure, please tell us the amount of indemnification sought. Also tell us how long you have been evaluating the claims and why your

evaluation do date does not permit you to provide any more meaningful
information regarding the magnitude of the risk.

Use of Proceeds, page 38

4.   If you will not satisfy the threshold to avoid the prepayment penalty, please
        quantify the dollar amount of the penalty, and disclose whether proceeds will be
        used to pay the penalty.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 55

Comparison of Nine Month Periods, page 65

5.   Please reconcile the disclosure in this section regarding the number of your
        employees with the disclosure on page 95.

6.   Please separately quantify the extent of increased revenues attributable to
        acquisitions.

Quarterly Results of Operations, page 69

Non-GAAP Financial Measures, page 71

7.   We note that you present non-GAAP financial measures and reconciliations in the
        form of two pro forma statements of operations for the quarters ended March 31,
        2007 and June 30, 2007. This format may be confusing to investors as it reflects
        numerous non-GAAP financial measures which have not been individually
        described to investors as required by S-K Item 10(e). It is not clear whether
        management uses each of these non-GAAP measures or if they are shown here
        primarily as a result of the presentation format. When presenting non-GAAP
        financial information you must provide all the disclosures required by S-K Item
        10(e) for each individual non-GAAP financial measure, including reconciliation
        to the directly comparable GAAP measure for each non-GAAP financial measure
        presented and explanation why you believe each non-GAAP financial measure
        provides useful information to investors. Please remove the pro forma statements
        of operations for the individual quarters and instead disclose only those non-
        GAAP measures used by management that you wish to highlight for investors,
        with the appropriate reconciliations and disclosures required by S-K Item 10(e).

Intellectual Property, page 94

8.   From the quantitative disclosure in response to prior comment 4, it remains
        unclear how investors can evaluate the extent to which you own material

intellectual property that need not be licensed to others and upon which you can compete. Therefore, we reissue the comment.

Long-term Incentives, page 106

9.   We note your disclosure in response to prior comment 5. Please clarify whether the milestones for the long-term awards were the same as for the bonuses. If not, please disclose the differences.

Severance and Change in Control Payments, page 108

10.   Please identify the companies used for the comparison mentioned in the second paragraph. To the extent that the companies differ from those used for benchmarking other elements of compensation, please discuss the reasons for the differences.

Sales of Securities, page 125

11.   With a view toward disclosure, please tell us the number of shares held by related parties that have not yet been surrendered in connection with the RF Magic acquisition.

Agreements with Motorola, page 129

12.   We reissue prior comment 6 in part. Please disclose the amount paid under the supply agreement and the agreement for services. Also disclose the nature of services performed by General Instrument Corporation.

Principal and Selling Stockholders, page 130

13.   We note you have added selling stockholders. Please respond to comment 52 in our comment letter dated August 23, 2007.

14.   Please identify the individuals with beneficial ownership over the shares held by the entities listed in the selling stockholder table. For example, we note footnotes 20 and 21.

15.   Please clarify how a partial exercise of the over-allotment option will be allocated among the selling stockholders.

16.   Please disclose the terms of the transactions in which the selling security holders acquired the securities that they will convert or exercise to obtain the common stock to be sold in this offering. Include the date and the consideration paid.

Note 6 Commitments and Contingencies, page F-25

17.   On page F-24 of Amendment No. 3 you presented a table of payments required for the software license and maintenance agreement with Cadence Design. Please explain to us why you have removed this disclosure from Note 6 in Amendment No 4 and why this disclosure is no longer necessary. Please also ensure that the commitments disclosure as of September 30, 2007 can be easily reconciled with the commitments disclosure presented on page 78 of MD&A.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Jeanne Bennett at (202) 551-3606 or in her absence, Brian Cascio at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

                                                Sincerely,

                                                Russell Mancuso
                                                Branch Chief

cc (via Fax):   Frederick T. Muto, Esq.
                Jason L. Kent, Esq.
                Charles S. Kim, Esq.